

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 1, 2018

<u>Via E-mail</u>
Merle Ferguson
President
BioForce Nanosciences Holdings, Inc.
2020 General Booth Blvd.
Suite 230
Virginia Beach, Virginia 23454

> **Re: BioForce Nanosciences Holdings, Inc.**
> **Registration Statement on Form 10**
> **Filed December 19, 2017**
> **File No. 000-51074**

Dear Mr. Ferguson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Richard W. Jones, Esq.